Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT REPORTS STRONG THIRD QUARTER PRODUCTION RESULTS;
REAFFIRMS INCREASED ANNUAL PRODUCTION GUIDANCE

TORONTO, Ontario, Canada, October 8, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), delivered another strong quarter with a year-to-date production of 75,651 ounces that is in-line with planned levels and positions the Corporation to achieve the higher-end of the increased annual production guidance of between 87,000 and 95,000 ounces that was announced on August 6. (All amounts are in Canadian dollars unless otherwise indicated.)

Highlights for the third quarter include:

  During the third quarter the Corporation produced 23,478 ounces of gold (22,962 ounces sold) and reported total revenues of $34.1 million.

  Production for the third quarter was underpinned by another strong quarter from the Island Gold Mine, which reported production of 15,076 ounces of gold (14,233 ounces sold), in-line with planned levels and on track to meet the higher-end of annual production guidance.

  For the nine-month period, production was 75,651 ounces (75,319 ounces sold), with total revenues of $111.9 million.

  The Corporation ended the quarter with a strong cash balance of approximately $76.5 million to maintain a solid balance sheet that will support the Corporation’s growth profile going forward.

  A 23,000 metre directional drilling program was announced at the highly prospective Island Gold property to test the down plunge extension of the deposit where the Corporation previously reported an intercept of 19.87 g/t over 3.93 metres at a depth of 1,200 metres.

  Effective September 18, 2015 the Corporation was added to the S&P/TSX SmallCap Index.

Operational Highlights

					Nine months
	Q4 14	Q1 15	Q2 15	Q3 15	ended	2015 Guidance
					Sept. 30/15
Gold Produced (oz)
Island Gold Mine	8,974	10,764	14,997	15,076	40,837	45,000-50,000
Beaufor Mine	6,633	7,963	7,082	5,714	20,759	42,000-45,000(1)
Monique Mine	7,324	7,132	4,235	2,688	14,055
Total Produced (oz)	22,931	25,859	26,314	23,478	75,651	87,000-95,000
(1)	Production guidance for combined Quebec operations: Beaufor and Monique Mines.

RICHMONT REPORTS STRONG THIRD QUARTER PRODUCTION RESULTS; REAFFIRMS INCREASED ANNUAL PRODUCTION GUIDANCE
October 8, 2015

					Nine-months
	Q4 14	Q1 15	Q2 15	Q3 15	ended
					Sept. 30/15
Island Gold Mine
Underground tpd	399	552	759	669	660
Mill tonnes	46,651	43,785	71,584	66,416	181,785
Mill tpd	507	487	787	722	666
Head grade (g/t)	6.28	7.87	6.73	7.27	7.20
Recoveries (%)	95.3	97.2	96.8	97.1	97.0
Beaufor Mine
Underground tpd	327	367	360	338	355
Mill tonnes	30,247	29,751	36,914	30,437	97,102
Head grade (g/t)	6.96	8.44	6.05	5.93	6.74
Recoveries (%)	98.1	98.6	98.6	98.6	98.6
Monique Mine
Mill tonnes	85,447	63,938	61,826	52,987	178,751
Head grade (g/t)	2.80	3.57	2.22	1.64	2.53
Recoveries (%)	95.3	97.2	96.2	96.2	96.7

“We are pleased to deliver another solid quarter of production, particularly from our cornerstone Island Gold operation. Our focus in 2015 has been to leverage the significant growth potential we see at Island Gold. This includes the completion of a milling and mining study, which is expected to be released in the latter part of October and was designed to evaluate additional opportunities to increase operating capacity throughout the operation. Also during the quarter, we have advanced our strategic drilling program that targets both increasing our mineral reserves and resources as well as identifying new mineralization both laterally and at depth.” commented Renaud Adams, President and CEO. “We begin the fourth quarter well positioned with a quality asset base in Canada, and additional exploration potential yet to be realized, all of which is underpinned by a solid balance sheet that will support our strategic growth plans.”

Island Gold Highlights

  Production for the quarter was 15,076 ounces, in-line with the prior quarter. For the nine month period the Island Gold Mine produced 40,837 ounces, well in-line to meet the higher-end of annual guidance production levels.

  Underground productivity for the quarter averaged 669 tonnes per day at higher than planned head grades of 7.27 g/t as mining activities continued in the higher-grade Goudreau Zone.

RICHMONT REPORTS STRONG THIRD QUARTER PRODUCTION RESULTS; REAFFIRMS INCREASED ANNUAL PRODUCTION GUIDANCE
October 8, 2015

  The mill averaged 722 tpd during the quarter, with recoveries of 97.1%. Mill productivity was slightly lower than the prior quarter as mining activities were transitioning to new resources below the 500 metre level. Long-hole mining from this first mining horizon (above the 635 metre level) will begin in the fourth quarter. The Corporation continues to test the mill at higher throughput levels of 900 tonnes per day and in September achieved 24 days with productivity exceeding 900 tonnes per day, including one day where throughput reached 1,000 tonnes.

  A planned 3 week shutdown of the underground mine and a corresponding 2 week mill shutdown in October will accommodate a power upgrade, which will impact production in the fourth quarter. This scheduled upgrade of existing infrastructure will support ongoing development plans, productivity enhancement and drilling requirements and has been incorporated into the 2015 production guidance. At the completion of the shutdown and related upgrade, the capacity of the mill facility will be increased to 900 tonnes per day.

  Development of the main access ramp progressed during the quarter to reach 725 vertical metres, with a target of 750 vertical metres by the end of the year.

  A 23,000 metre deep directional drilling program was announced during the quarter, which was designed to further expand resources at depth, below the current one million ounce global gold resource.

  A milling and mining study that is evaluating several optimized mining scenarios is nearing completion and a preliminary version is expected to be released in latter part of October.

Beaufor Highlights

  Production for the quarter was 5,714 ounces (5,919 ounces sold) and 20,759 ounces (21,638 ounces sold) for the nine-month period.

  Underground productivity at the Beaufor Mine averaged 338 tonnes per day at a head grade of 5.93 g/t for the quarter, in-line with planned levels.

  Development of the Q Zone advanced during the quarter with a target of reaching the mineralized structure by the end of 2015 or early 2016.

Monique Highlights

  Production for the quarter was 2,688 ounces (2,810 ounces sold) decreased over the prior quarter as the operation began processing the lower-grade stockpile ore during the quarter.

  The processing of the lower grade stockpile will be completed by the latter part of the fourth quarter as planned.

RICHMONT REPORTS STRONG THIRD QUARTER PRODUCTION RESULTS; REAFFIRMS INCREASED ANNUAL PRODUCTION GUIDANCE
October 8, 2015

Upcoming News Flow

  Release of Island Gold milling and mining preliminary study (latter part of October).

  Q3 Financial Results (Nov. 5 pre-market).

  Exploration results (mid-December).

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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